GRUPO HERDEZ

[redacted]

08001283

082-03818

Marzo 06, 2008.

SEC Mail Processing Section

MAR 11 2008

Washington, DC 110

SEC:
100 F STREET
WASHINGTON D.C.
20549
ATTENTION: FILER SUPPORT
TELEPHONE #: 202-551-8090

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. corresponding to december 31, 2007 and 2006. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER (55) 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

PROCESSED

MAR 19 2008

THOMSON FINANCIAL

Regards.

ERNESTO RAMOS ORTIZ.

3/18

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	4,628,272	100	4,725,605	100
s02	CURRENT ASSETS	2,309,308	50	2,184,674	46
s03	CASH AND SHORT-TERM INVESTMENTS	125,724	3	73,244	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	931,748	20	962,482	20
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	253,875	5	221,490	5
s06	INVENTORIES	930,826	20	801,137	17
s07	OTHER CURRENT ASSETS	67,135	1	126,321	3
s08	LONG-TERM	92,700	2	107,363	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	92,700	2	107,363	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,823,532	39	2,054,616	43
s13	LAND AND BUILDINGS	988,416	21	1,015,057	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,793,401	39	1,788,946	38
s15	OTHER EQUIPMENT	250,101	5	456,889	10
s16	ACCUMULATED DEPRECIATION	1,293,565	28	1,282,160	27
s17	CONSTRUCTION IN PROGRESS	85,179	2	75,884	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	381,435	8	351,162	7
s19	OTHER ASSETS	21,297	0	27,790	1
s20	TOTAL LIABILITIES	2,003,927	100	2,143,147	100
s21	CURRENT LIABILITIES	1,073,115	54	1,100,969	51
s22	SUPPLIERS	470,787	23	445,528	21
s23	BANK LOANS	318,251	16	333,790	16
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	116,349	6	141,308	7
s26	OTHER CURRENT LIABILITIES WITHOUT COST	167,728	8	180,343	8
s27	LONG-TERM LIABILITIES	668,333	33	815,940	38
s28	BANK LOANS	668,333	33	815,940	38
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	262,479	13	226,238	11
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,624,345	100	2,582,458	100
s34	MINORITY INTEREST	610,697	23	666,090	26
s35	MAJORITY INTEREST	2,013,648	77	1,916,368	74
s36	CONTRIBUTED CAPITAL	1,182,871	45	1,182,602	46
s79	CAPITAL STOCK	961,912	37	961,643	37
s39	PREMIUM ON ISSUANCE OF SHARES	220,959	8	220,959	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	830,777	32	733,766	28
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,482,720	133	3,284,047	127
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,651,943)	(101)	(2,550,281)	(99)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	125,724	100	73,244	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	125,724	100	73,244	100
s07	OTHER CURRENT ASSETS	67,135	100	126,321	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	67,135	100	126,321	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	381,435	100	351,162	100
s48	DEFERRED EXPENSES (NET)	288,361	76	233,403	66
s49	GOODWILL	93,074	24	94,726	27
s51	OTHER	0	0	23,033	7
s19	OTHER ASSETS	21,297	100	27,790	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	21,297	100	27,790	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	1,073,115	100	1,100,969	100
s52	FOREIGN CURRENCY LIABILITIES	101,987	10	78,674	7
s53	MEXICAN PESOS LIABILITIES	971,128	90	1,022,295	93
s26	OTHER CURRENT LIABILITIES WITHOUT COST	167,728	100	180,343	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	5,416	3	12,224	7
s68	PROVISIONS	78,301	47	120,641	67
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	84,011	50	47,478	26
s27	LONG-TERM LIABILITIES	668,333	100	815,940	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	75,222	9
s60	MEXICAN PESOS LIABILITIES	668,333	100	740,718	91
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	262,479	100	226,238	100
s66	DEFERRED TAXES	211,724	81	176,909	78
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	50,755	19	49,329	22
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	961,912	100	961,643	100
s37	CAPITAL STOCK (NOMINAL)	428,646	45	428,377	45
s38	RESTATEMENT OF CAPITAL STOCK	533,266	55	533,266	55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,482,720	100	3,284,047	100
s93	LEGAL RESERVE	130,506	4	113,408	3
s43	RESERVE FOR REPURCHASE OF SHARES	229,681	7	225,640	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,817,407	81	2,599,777	79
s45	NET INCOME FOR THE YEAR	305,126	9	345,222	11
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,651,943)	100	(2,550,281)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,651,943)	100	(2,550,281)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,236,193	1,083,705
s73	PENSIONS AND SENIORITY PREMIUMS	66,564	38,547
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,560	2,675
s76	WORKERS (*)	2,317	2,857
s77	OUTSTANDING SHARES (*)	428,373,763	428,104,763
s78	REPURCHASED SHARES (*)	3,626,237	3,895,237
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	6,597,212	100	6,349,955	100
r02	COST OF SALES	3,975,525	60	3,767,862	59
r03	GROSS PROFIT	2,621,687	40	2,582,093	41
r04	GENERAL EXPENSES	1,736,603	26	1,660,327	26
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	885,084	13	921,766	15
r08	OTHER INCOME AND (EXPENSE), NET	(3,670)	0	(19,712)	0
r06	COMPREHENSIVE FINANCING RESULT	(95,948)	(1)	(84,546)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	18,481	0	9,871	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	803,947	12	827,379	13
r10	INCOME TAXES	181,934	3	248,815	4
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	622,013	9	578,564	9
r14	DISCONTINUED OPERATIONS	(105,109)	(2)	(19,034)	0
r18	NET CONSOLIDATED INCOME	516,904	8	559,530	9
r19	NET INCOME OF MINORITY INTEREST	211,778	3	214,308	3
r20	NET INCOME OF MAJORITY INTEREST	305,126	5	345,222	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	6,597,212	100	6,349,955	100
r21	DOMESTIC	6,144,096	93	5,812,173	92
r22	FOREIGN	453,116	7	537,782	8
r23	TRANSLATED INTO DOLLARS (***)	40,814	1	46,428	1
r08	OTHER INCOME AND (EXPENSE), NET	(3,670)	100	(19,712)	100
r49	OTHER INCOME AND (EXPENSE), NET	9,448	(257)	(6,957)	35
r34	EMPLOYEES' PROFIT SHARING EXPENSES	13,118	(357)	12,755	(65)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(95,948)	100	(84,546)	100
r24	INTEREST EXPENSE	126,443	(132)	113,169	(134)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	7,719	(8)	15,561	(18)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	1,486	(2)	(4,078)	5
r28	RESULT FROM MONETARY POSITION	21,290	(22)	17,140	(20)
r10	INCOME TAXES	181,934	100	248,815	100
r32	INCOME TAX	181,847	100	258,930	104
r33	DEFERRED INCOME TAX	87	0	(10,115)	(4)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	8,231,881	6,897,348
r37	TAX RESULT FOR THE YEAR	649,454	860,590
r38	NET SALES (**)	6,597,212	6,349,955
r39	OPERATING INCOME (**)	885,084	921,766
r40	NET INCOME OF MAJORITY INTEREST (**)	305,126	345,222
r41	NET CONSOLIDATED INCOME (**)	516,904	559,530
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	118,921	119,685

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	1,910,206	100	1,827,069	100
rt02	COST OF SALES	1,194,893	63	1,101,417	60
rt03	GROSS PROFIT	715,313	37	725,652	40
rt04	GENERAL EXPENSES	457,636	24	432,836	24
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	257,677	13	292,816	16
rt08	OTHER INCOME AND (EXPENSE), NET	2,534	0	(10,745)	(1)
rt06	COMPREHENSIVE FINANCING RESULT	(26,876)	(1)	(15,807)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	6,570	0	(2,146)	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	239,905	13	264,118	14
rt10	INCOME TAXES	45,354	2	85,247	5
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	194,551	10	178,871	10
rt14	DISCONTINUED OPERATIONS	(57,316)	(3)	(7,803)	0
rt18	NET CONSOLIDATED INCOME	137,235	7	171,068	9
rt19	NET INCOME OF MINORITY INTEREST	56,888	3	71,327	4
rt20	NET INCOME OF MAJORITY INTEREST	80,347	4	99,741	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,910,206	100	1,827,069	100
rt21	DOMESTIC	1,781,436	93	1,709,039	94
rt22	FOREIGN	128,770	7	118,030	6
rt23	TRANSLATED INTO DOLLARS (***)	11,792	1	9,815	1
rt08	OTHER INCOME AND (EXPENSE), NET	2,534	100	(10,745)	100
rt49	OTHER INCOME AND(EXPENSE), NET	6,037	238	(4,867)	45
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	3,503	138	5,878	(55)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(26,876)	100	(15,807)	100
rt24	INTEREST EXPENSE	37,792	(141)	29,856	(189)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	2,749	(10)	5,049	(32)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(520)	2	2,137	(14)
rt28	RESULT FROM MONETARY POSITION	8,687	(32)	6,863	(43)
rt10	INCOME TAXES	45,354	100	85,247	100
rt32	INCOME TAX	21,669	48	48,606	57
rt33	DEFERRED INCOME TAX	23,685	52	36,641	43

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	24,378	26,160

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	516,904	559,530
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	163,476	123,950
c03	RESOURCES FROM NET INCOME FOR THE YEAR	680,380	683,480
c04	RESOURCES PROVIDED OR USED IN OPERATION	(86,611)	60,664
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	593,769	744,144
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(163,146)	43,561
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(357,185)	(654,217)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(520,331)	(610,656)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(20,958)	(95,444)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	52,480	38,044
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	73,244	35,200
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	125,724	73,244

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	163,476	123,950
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	118,921	124,172
c41	+ (-) OTHER ITEMS	44,555	(222)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(86,611)	60,664
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	2,692	6,208
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(129,689)	62,142
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	22,232	(89,226)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	25,260	89,441
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(7,106)	(7,901)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(163,146)	43,561
c23	+ BANK FINANCING	0	87,173
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(163,146)	(43,612)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(357,185)	(654,217)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(361,494)	(623,320)
c32	+ PREMIUM ON ISSUANCE OF SHARES	4,309	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	(30,897)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(20,958)	(95,444)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	22,437	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(29,476)	(91,686)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(13,919)	(3,758)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ　　QUARTER: 4　　YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.71		$ 0.80	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.45		$ 1.34	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.25		$ 0.04	
d08	CARRYNG VALUE PER SHARE	$ 4.70		$ 4.48	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.26		$ 0.94	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.40	times	2.62	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	22.46	times	14.54	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	7.83	%	8.81	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.15	%	18.01	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.16	%	11.84	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	104.71	%	123.90	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	4.11	%	3.06	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.42	times	1.34	times
p07	NET SALES TO FIXED ASSETS (**)	3.61	times	3.09	times
p08	INVENTORIES TURNOVER (**)	4.27	times	4.70	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44.21	days	47.44	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.45	%	10.60	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	43.29	%	45.35	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.76	times	0.82	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.08	%	7.18	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.65	%	39.71	%
p15	OPERATING INCOME TO INTEREST PAID	6.99	times	8.14	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.29	times	2.96	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.15	times	1.98	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.28	times	1.25	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.15	times	1.01	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	11.71	%	6.65	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.31	%	10.76	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.31)	%	0.95	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	4.69	times	6.57	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	31.35	%	(7.13)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	68.64	%	107.13	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	140.64	%	96.06	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Febrero 21, 2008

Estimados Consejeros

El año 2007 representó un periodo muy importante para Grupo Herdez: concluimos la primera fase de la reorganización operativa que comenzó hace más de tres años y formamos Herdez del Fuerte. Con estas acciones sentamos las bases para maximizar el potencial estratégico del portafolio de marcas y consolidar nuestro liderazgo, por más desafíos coyunturales que enfrentemos.

Durante el cuarto trimestre de 2007, las ventas netas totales de Grupo Herdez aumentaron 4.5% alcanzando $1,910.2 millones de pesos. El costo de venta se mantuvo presionado por el incremento de materias primas afectando los resultados operativos.

En este último trimestre, el Grupo registró $57.3 millones derivado de operaciones discontinuadas, ocasionando que la utilidad neta mayoritaria se redujera en $19.4 millones.

Con relación a todo el año 2007, las ventas netas totales se incrementaron 3.9% para llegar a $6,597.2 millones, una nueva marca histórica, mientras que el margen de utilidad bruta bajó un punto porcentual ocasionado por los ya mencionados incrementos en costos. Este efecto fue parcialmente compensado por mayores eficiencias operativas.

La utilidad de operación y el flujo de operación EBITDA se redujeron en cuatro por ciento para totalizar $885.1 y $1,004.0 millones, respectivamente. El traslado de las líneas de Ensenada a San Luís Potosí y la venta de Yavaros originaron un cargo a resultados de $105.1 millones, que en su mayoría no requirió recursos en efectivo. Por lo tanto, la utilidad neta durante el ejercicio fue de $305.1 millones de pesos.

Al 31 de diciembre de 2007, la deuda bancaria neta fue de $860.9 millones, menos de una vez el flujo EBITDA consolidado de todo el año.

Es importante mencionar que a pesar de los cargos extraordinarios por partidas discontinuadas, el rendimiento sobre el capital mayoritario fue de 15.5% mientras que el rendimiento sobre el capital empleado consolidado antes de impuestos se mantuvo en 24.1 por ciento.

Durante 2008 el ambiente general de negocios se enfrentará a grandes retos, entre ellos el desempeño económico de Estados Unidos y el aumento generalizado en insumos, destacando granos, aceites comestibles, energía y metales, entre otros.

Grupo Herdez no es inmune a estas situaciones. Sin embargo, considero que estamos en mejores condiciones que en el pasado para enfrentar estos desafíos, desde la perspectiva financiera y con mayor relevancia: forjando alianzas.

Este año particularmente enfocaremos nuestros esfuerzos en tres vertientes:

i) la exitosa integración de Herdez del Fuerte;

ii) la prudente administración de riesgos en materias primas; y
iii) una eficiente política de precios.

Estas tres acciones, aunado a la sólida base operativa que tenemos nos permitirá enfrentar el futuro de manera eficaz y con una clara y firme visión estratégica.

A t e n t a m e n t e

Héctor Hernández-Pons Torres
Presidente y Director General

NOTA 1. ESTRUCTURA DE LA COMPAÑIA.

CON FECHA 27 DE OCTUBRE DE 2006, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA, LOS ACCIONISTAS DECIDIERON MODIFICAR LA RAZON SOCIAL DE LA COMPAÑIA DE GRUPO HERDEZ, S.A. DE C.V. A GRUPO HERDEZ, S.A.B. DE C.V. AGREGANDO EN CUMPLIMIENTO CON LOS LINEAMIENTOS DE LA NUEVA LEY DE MERCADO DE VALORES PUBLICADA EL 30 DE DICIEMBRE DE 2005, LA ABREVIATURA "B" PARA INDICAR QUE SE TRATA DE UNA SOCIEDAD ANONIMA BURSATIL.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GENERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA INDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACION O LIQUIDACION.

B) LA ADQUISICION, ENAJENACION Y EN GENERAL LA NEGOCIACION DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TITULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACION EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS:

HERDEZ, S.A. DE C.V.	100%
GRUPO BUFALO, S.A. DE C.V.	100%
MIEL CARLOTA, S.A. DE C.V.	100%
HERDEZ CORPORATION	50%
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	100%
HERSEA, S.A. DE C.V.	100%
COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.	100%
HERDEZ MARCAS, S.L.V.	100%
HERMARCAS, S.A. DE C.V.	100%
CORPORATIVO CINCO, S.A. DE C.V.	100%
CAMPOMAR, S.A. DE C.V.	100%
HERPORT, S.A. DE C.V.	100%
HERSAIL, S.A. DE C.V.	100%
HERVENTA, S.A. DE C.V.	100%
YAVAROS INDUSTRIAL, S.A. DE C.V.	100%
HORMEL ALIMENTOS, S.A. DE C.V.	50%
MC CORMICK DE MEXICO, S.A. DE C.V.	50%
BARILLA MEXICO, S.A. DE C.V.	50%
HERDEZ EUROPA	97%
ALMACENADORA HERPONS, S.A. DE C.V.	100%
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	100%
ARPONS, S.A. DE C.V.	100%
ALIMENTOS HP, S.A. DE C.V.	100%
COMERCIAL DE FINANZAS NETESA, S.A. DE C.V.	100%
QUICOLOR DE MÉXICO, S.A. DE C.V.	100%
INMOBILIARIA ENNA, S.A. DE C.V.	100%
PROMOTORA HERCAL, S.A. DE C.V.	100%

LOS ESTADOS FINANCIEROS CONSOLIDADOS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS, Y CUMPLEN CABALMENTE, PARA LOGRAR UNA PRESENTACIÓN RAZONABLE, CON LAS NORMAS DE INFORMACION FINANCIERA (NIF) MEXICANAS Y SE EXPRESAN EN PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2007.

LOS ESTADOS FINANCIEROS CONSOLIDADOS FUERON AUTORIZADOS PARA SU EMISIÓN EL 11 DE FEBRERO

DE 2008 POR EL LIC. HÉCTOR HERNÁNDEZ PONS TORRES Y EL C.P. ERNESTO RAMOS ORTIZ.

NOTA 2. POLITICAS DE CONTABILIDAD MAS IMPORTANTES.
A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2007.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS SE ELIMINAN EN LA CONSOLIDACION. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 31 DE DICIEMBRE DE 2007 Y DE 2006, LA INVERSION EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACION CONTRA LA INVERSION DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALUA POR EL METODO DE PARTICIPACION. LA CONSOLIDACION SE EFECTUO CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) GRUPO HERDEZ Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETIN B-7 - ADQUISICIONES DE NEGOCIOS- LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL METODO DE COMPRA COMO REGLA UNICA DE VALUACION PARA LA ADQUISICION DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CREDITO MERCANTIL, ELIMINANDO SU AMORTIZACION Y SUJETANDOLO A REGLAS DE DETERIORO DE FORMA ANUAL.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCION, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINO POR EL METODO DE ULTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACION A SU COSTO DE ADQUISICION DE FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), DICHA ACTUALIZACION SE LIMITA HASTA EL VALOR DE MERCADO.

LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA CON BASE EN LAS VIDAS UTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACION DE LA COMPAÑIA, TANTO SOBRE EL COSTO DE ADQUISICION, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACION.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) LOS ACTIVOS DE LARGA DURACION, TANGIBLES E INTANGIBLES (INCLUYENDO EL CREDITO MERCANTIL) SON SUJETOS A UN ESTUDIO ANUAL PARA DETERMINAR SU VALOR DE USO Y DEFINIR SI EXISTE O NO DETERIORO.
AL 31 DE DICIEMBRE DE 2007 NO EXISTIERON CARGOS O CREDITOS POR ESTE CONCEPTO.

H) LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ESTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONOMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. LOS ACTIVOS INTANGIBLES CON VIDA UTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMATICAMENTE, CON BASE EN LA MEJOR ESTIMACION DE US VIDA UTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONOMICOS FUTUROS. EL VALOR DE ESTOS ACTIVOS ESTA SUJETO A UNA EVALUACION ANUAL DE DETERIORO.

I) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

J) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

K) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

Concepto	Costo de Adquisic	Deprec Acumul	Valor en Libros	Reval	Deprec Por rev	Valor en Libros	
INMUEBLES	383,254	91,073	292,181	322,142	172,014	442,309	
MAQUINARIA	805,479	353,987	451,492	806,629	470,671	787,450	
EQ.TRANSP.	45,628	24,841	20,787	39,000	34,635	25,152	
EQ.OFNA.	47,104	24,277	22,827	34,588	30,278	27,137	
EQ.COMPUTO	63,387	47,784	15,603	15,381	16,512	14,472	EQ. DE PESCA
181,293	26,441	154,852	0	0	154,852		
OTROS	3,960	879	3,081	1,053	173	3,961	
TOTAL	1,530,105	569,282	960,823	1,218,793	724,283	1,455,333	
Activos No Depreciables							
TERRENOS	127,005		127,005	156,015		283,020	
CONSTRUCC. EN PROCESO	85,179		85,179			85,179	
TOTAL	212,184		212,184	156,015		368,199	
TOTAL	1,742,289	569,282	1,173,007	1,374,808	724,283	1,823,532	

NOTA 4. PASIVO CONTINGENTE.

LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	428,646	533,266	961,912

PRIMA EN VENTA DE ACCIONES	43,571	177,388	220,959
RESERVA LEGAL	75,100	55,406	130,506
RESULTADOS ACUMULADOS	1,664,382	1,153,026	2,817,408
RVA P/ ADQUIS DE ACCS PROP	47,410	182,270	229,680
EXC (INSUF) EN LA ACT DEL CAP		(2,651,943)	(2,651,943)
RESULTADO DEL EJERCICIO	305,126	0	305,126
TOTAL	2,564,235	(550,587)	2,013,648

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.

DURANTE 2007 LA COMPAÑÍA COLOCÓ 661,400 ACCIONES POR $9,881 Y LLEVÓ A CABO LA RECOMPRA DE 392,400 ACCIONES POR UN IMPORTE DE $5,572.

NOTA 7. RESULTADO INTEGRAL DE FINANCIAMIENTO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	126,443
INTERESES GANADOS	7,719
UTILIDAD (PÉRDIDA) CAMBIARIA	1,486
RESULTADO POR POSICIÓN MONETARIA	21,290
TOTAL	(95,948)

NOTA 8. IMPUESTOS DIFERIDOS.

EN 2007 GRUPO HERDEZ INDIVIDUAL DETERMINÓ UNA UTILIDAD FISCAL DE $64,584, LA CUAL FUE AMORTIZADA EN SU TOTALIDAD CON PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR DE EJERCICIOS ANTERIORES Y UNA PÉRDIDA FISCAL POR ($49,732) EN 2006. CON BASE EN SUS PROYECCIONES FINANCIERAS Y FISCALES, LA EMPRESA DETERMINÓ QUE EL IMPUESTO QUE ESENCIALMENTE PAGARÁ EN EL FUTURO SOBRE BASES INDIVIDUALES Y CONSOLIDADAS SERÁ EL ISR, Y HA RECONOCIDO ISR. DIFERIDO. EL RESULTADO FISCAL DIFIERE DEL RESULTADO CONTABLE DEBIDO A LAS DIFERENCIAS DE CARÁCTER TEMPORAL Y PERMANENTE, ÉSTAS ÚLTIMAS ORIGINADAS BÁSICAMENTE POR EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN SOBRE DIFERENTES BASES Y A LOS GASTOS NO DEDUCIBLES.

LOS EFECTOS ACUMULADOS AL 31 DE DICIEMBRE FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	87
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	211,724

NOTA 9.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	FACTOR	MENSUAL	ACUMUL
ENE-07	23,468	23,468	1.0322	24,224	24,224
FEB-07	23,498	46,966	1.0293	24,186	48,410
MAR-07	36,799	83,765	1.0271	37,796	86,206
ABR-07	21,387	105,152	1.0277	21,979	108,186
MAY-07	29,462	134,614	1.0328	30,428	138,614
JUN-07	42,305	176,919	1.0315	43,638	182,251
JUL-07	17,423	194,342	1.0272	17,897	200,148
AGO-07	20,398	214,740	1.0230	20,867	221,015
SEP-07	4,456	219,196	1.0151	4,523	225,539
OCT-07	33,347	252,543	1.0112	33,720	259,259

NOV-07	43,162	295,705	1.0041	43,339	302,598
DIC-07	2,528	298,233	1.0000	2,528	305,126

AL 31 DE DICIEMBRE DEL 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	6,598	2,503	9,101
PASIVOS MONETARIOS	9,353	0	9,353
POSICIÓN NETA	(2,755)	2,503	(252)

AL 31 DE DICIEMBRE DEL 2007 Y 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	2007	2006
INVENTARIOS	9,758	4,345
MAQUINARIA Y EQUIPO	118,882	118,287
TOTAL	128,316	122,632

EL TIPO DE CAMBIO AL 31 DE DICIEMBRE DE 2007 Y 2006 FUE DE $10.90 Y $10.87 RESPECTIVAMENTE.

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	6,144,096	453,116	6,597,212
UTILIDAD (PÉRDIDA) DE OPERACIÓN	824,294	60,790	885,084
UTILIDAD NETA	284,169	20,957	305,126
DEPRECIACIÓN Y AMORTIZACIÓN	110,753	8,168	118,921
EBITDA	935,047	68,958	1,004,005
ACTIVOS TOTALES	4,290,153	316,391	4,606,544
PASIVOS TOTALES	1,846,056	136,143	1,982,199

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ　　QUARTER: 4　　YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	7,187,831,830	100.00
COMPANIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACION DE PRODUCTOS ALIMENTICI	19,472,642	100.00
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	105,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD DE MIEL DE ABEJA	135,000,000	100.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	83,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORTACION DE PROD ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGETALES DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	233,560	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
CAMPOMAR, S.A. DE C.V.		2,301,000	100.00
CORPORATIVO CINCO, S.A. DE C.V.		6,065	100.00
HERVENTA, S.A. DE C.V.		50	100.00
HERSAIL, S.A. DE C.V.		7,860	100.00
HERMARCAS, S.A. DE C.V.		25,495,860	100.00
ALIMENTOS HP, S.A. DE C.V.		6,000	100.00
COMERCIAL DE FINANZAS NETESA, SA DE CV		35,153,858	100.00
HERPORT, S.A. DE C.V.		50	50.00
INMOBLIARIA ENNA, S.A. DE C.V.		3,234,834	100.00
PROMOTORA HERCAL, S.A. DE C.V.		961,000	100.00
QUICOLOR DE MÉXICO, S.A. DE C.V.		6,989,288	100.00
		0	0.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					92,700
TOTAL				0	92,700

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
BBVA BANCOMER	NOT APPLIED		31/03/2010	9.70	0	18,890	18,889	9,444	0	0						
BBVA BANCOMER	NOT APPLIED		30/11/2010	9 75	0	25,000	25,000	25,000	0	0						
BBVA BANCOMER	NOT APPLIED		27/09/2010	8.54	0	33,333	33,333	25,000	0	0						
BBVA BANCOMER	NOT APPLIED		11/03/2008	8 22	0	100,000	0	0	0	0						
INBURSA	NOT APPLIED		17/12/2010	8 63	0	0	0	460,000	0	0						
BANCOMEXT	NOT APPLIED		18/03/2009	9 95	0	43,333	21,667	0	0	0						
BBVA BANCOMER	NOT APPLIED		01/11/2010	8 64	0	25,000	25,000	25,000	0	0						
BANCOMEXT	NOT		19/12/2008	8 20							0	72,695	0	0	0	0
OTHER																
TOTAL BANKS					0	245,556	123,889	544,444	0	0	0	72,695	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS PROVEEDORES	NOT APPLIED				0	442,783	0	0	0	0						
VARIOS PROVEEDORES	NOT										0	28,004	0	0	0	0
TOTAL SUPPLIERS					0	442,783	0	0	0	0	0	28,004	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				0	166,440	0	0	0	0						
VARIOS	NOT										1,288	0	0	0	0	0
TOTAL					0	168,440	0	0	0	0	1,288	0	0	0	0	0
TOTAL GENERAL					0	854,779	123,889	544,444	0	0	1,288	100,699	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007
GRUPO HERDEZ, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	6,598	71,946	2,503	27,293	99,239
LIABILITIES POSITION	9,353	101,987	0	0	101,987
SHORT-TERM LIABILITIES POSITION	9,353	101,987	0	0	101,987
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(2,755)	(30,041)	2,503	27,293	(2,748)

NOTES

EL TIPO DE CAMBIO UTILIZADO FUE DE $10.9043 POR DOLAR AMERICANO

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	3,165,611	3,548,921	383,310	0.01	1,998
FEBRUARY	3,083,217	3,472,924	389,707	0.01	1,076
MARCH	3,130,473	3,505,768	375,294	0.01	806
APRIL	3,073,801	3,447,407	373,606	0.01	(229)
MAY	3,019,464	3,426,652	407,188	(0.01)	(2,040)
JUNE	3,375,224	3,850,146	474,922	0.01	583
JULY	3,292,254	3,877,024	584,771	0.01	2,511
AUGUST	3,340,516	3,957,054	616,537	0.01	2,521
SEPTEMBER	3,321,106	3,872,537	551,430	0.01	4,340
OCTOBER	3,422,973	3,894,798	471,825	0.01	1,833
NOVEMBER	3,557,983	4,190,372	632,389	0.01	4,525
DECEMBER	2,857,378	3,294,286	436,907	0.01	1,831
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	1,535
TOTAL					21,290

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FABR MAY, MOST, JUGOS Y MERM	14,000	78.00
PLANTA SLP MCCORMICK DUQUE	FABR MAY, MOSTAZA, TES	5,000	82.00
PLANTA SLP INDUSTRIAS	FABR MOLES, SALSAS, FRUTAS, JUG	11,500	60.00
PLANTA SLP BARILLA DUQUE	FABR PASTAS	19,260	85.00
PLANTA ENSENADA	FABR SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINAS	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATUN	1,000	80.00
CENTRO DISTR MEXICO	DISTR PRODS HERDEZ, D MARIA,	17,272	95.00
CENTRO DISTR CHIHUAHUA	DISTR PRODS HERDEZ, D MARIA,	3,300	90.00
CENTRO DISTR SLP	DISTR PRODS HERDEZ, D MARIA,	6,420	90.00
CENTRO DISTR GUADALAJARA	DISTR PRODS HERDEZ, D MARIA,	4,843	90.00
CENTRO DISTR MERIDA	DISTR PRODS HERDEZ, D MARIA,	1,600	90.00
CENTRO DISTR TIJUANA	DISTR PRODS HERDEZ, D MARIA,	4,355	90.00
CENTRO DISTR MONTERREY	DISTR PRODS HERDEZ, D MARIA,	3,204	90.00
CENTRO DISTR PUEBLA	DISTR PRODS HERDEZ, D MARIA,	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACIFIC				6.3
FRASCO	COMPANIA VIDRIERA SA DE CV				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.6
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTON TITAN				3.76
ACEITE DE SOYA	RAGASA IND Y CARGIL DE MEXICO				8.92
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	18,277	3,339,276	0.0	HERDEZ, MCCORMICK	WAL MART
JUGOS FRUTAS Y POSTR	5,387	718,903	0.0	HERDEZ, CARLOTA	COMERCIAL MEXICANA
VEGETALES	3,809	588,971	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	2,347	668,326	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	10,771	703,867	0.0	BARILLA	ISSSTE
VARIOS	148	124,753	0.0	HERDEZ	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	3,258	394,107	0.0		
JUGOS FRUTAS Y POSTR	86	13,334	0.0		
VEGETALES	386	36,601	0.0		
MARISCOS Y CARNES	27	5,944	0.0		
VARIOS	35	3,130	0.0		
TOTAL		6,597,212			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	3,258	394,107	USA	HERDEZ	
JUGOS FRUTAS Y POSTR	86	13,334	CANADA	DOÑA MARIA	
VEGETALES	386	36,601	CENTROAMERICA	MCCORMICK	
MARISCOS Y CARNES	27	5,944			
VARIOS	35	3,130			
FOREIGN SUBSIDIARIES					
TOTAL		453,116			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	385,173,763	278,091,872	150,281,891	43,227	385,419
TOTAL			43,200,000	385,173,763	278,091,872	150,281,891	43,227	385,419

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 428,373,763

NOTES

NO APLICABLE

NO APLICABLE

GRUPO
HERDEZ

February 21, 2008

Dear Board Members:

Year 2007 represented a very important period for Grupo Herdez: we concluded the first phase of the operating reorganization which started more than three years ago, and we formed Herdez Del Fuerte. With these actions we established foundations to maximize the strategic potential of our brand portfolio and we consolidated our leadership, despite short term challenges we might face.

During the fourth quarter of 2007, Grupo Herdez's total net sales rose 4.5% reaching $1,910.2 million pesos. Cost of sales continued pressured by increases in the prices of commodities, affecting operating results.

In this last quarter, Grupo Herdez registered $57.3 million derived from discontinued operations, leading to a $19.4 million decline in net majority income.

In relation to the whole year 2007, total net sales increased 3.9% totaling $6,597.2 million, a new record, while gross profit margin declined one percentage point caused by the aforementioned increases in costs. This effect was partially compensated by higher operating efficiencies.

Operating income and EBITDA were both reduced four percent, totaling $885.1 and $1,004.0 million, respectively. The transfer of Ensenada production lines to San Luis Potosi, and the sale of Yavaros led to a charge in results of $105.1 million, mostly non-cash. Therefore, net income during the year was of $305.1 million pesos.

As of December 31, 2007, consolidated net debt was of $860.9 million, less than one time consolidated full-year EBITDA.

It is important to highlight that despite extraordinary charges for discontinued operations, return on majority equity was 15.5%, while pre-tax return on consolidated employed capital continued to be 24.1 percent.

During 2008 the business environment will face great challenges, among them the economic performance of the United States and the general increase in the prices of commodities, standing out grains, edible oils, energy and metals, among others.

Grupo Herdez is not immune to these situations. Nevertheless, I consider that we are in better conditions than in the past to face these challenges, from a financial perspective and with greater relevance: forging alliances.

This year we will particularly focus our efforts in three directions:

I) the successful integration of Herdez Del Fuerte;
II) the prudent risk management of commodities; and
III) an efficient pricing policy.

These three actions, combined with the sound operating base we have, will allow us to face the future in an efficient way and with a clear and firm strategic vision.

Sincerely,

Héctor Hernández-Pons Torres
President and Chief Executive Officer

END